APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Consolidated
Profit and Loss
January - December 2022

	2021	2022	ProForma 2023	ProForma 2024
Revenue	2,042,176	2,289,724	4,784,699 (1)	10,911,476
Cost of Goods Sold	1,070,640	1,774,624	3,653,143	8,242,072
Gross Profit	971,536	515,100	1,131,556	2,669,404
Selling, General & Administrative	1,050,712	1,134,908	829,860	1,262,527
Net Income	(79,176)	(619,808)	301,696	1,406,877
Other Income	616	-	-	-
Net Income	(78,560)	(619,808)	301,696	1,406,877
Interest Expense	61,653	61,653	168,000 (2)	129,500 (3)
Non-Recurring Operating Exp Adjustments:				
Discarded Equipment	0	14,158	-	-
Warehouse closing damaged packaging	0	34,532	-	-
Net Income (less accrued Interest)	(16,907)	(509,465)	469,696	1,536,377

(1) - Includes Oct-Dec of Cheese Acquisition
(2) - Interest on Mortgage and Shareholder Loans
(3) - Mortgage and one seller's note retired

ProForma 2023 includes 3-month ownership of acquired cheese business. ProForma 2024 includes a full year ownership.

	Artisanal Premium Cheese Dec 31, 21	Hemstroughts Bakery Dec 31, 21	Consolidated BS Dec 31, 21
ASSETS			
Current Assets			
Checking/Savings	$ 24,479	$ 11,831	$ 36,310
Accounts Receivable	4,797	230,536	235,333
Certificate of Deposit - Berkshire Bank	0	100,504	100,504
Inventory & Other Current Assets	256,411	158,523	414,934
Total Current Assets	285,687	501,394	787,081
Fixed Assets	44,824	972,480	1,017,304
Other Assets			
Due from Hemstroughts	46,328		46,328
Goodwill and Leasehold Improvement	353,897	62,351	416,248
Total Other Assets	400,225	62,351	462,576
TOTAL ASSETS	$ 730,736	$ 1,536,225	$ 2,266,961
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	$ 197,754	$ 173,313	$ 371,067
Total Other Current Liabilities	4,657	14,481	19,138
Total Current Liabilities	202,411	187,794	390,205
Long Term Liabilities			
Due to Artisanal - Intercompany	0	46,328	46,328
Payroll Protection (US Govt Forgive)	26,100	0	26,100
Berkshire Bank	0	127,426	127,426
Accrued Interest Payable	0	53,948	
City of Utica - Economic Development Loan	0	76,526	76,526
1-yr Mortgage - Shareholder Loan	0	975,000	975,000
Shareholder Loans	0	150,000	150,000
Total Long-Term Liabilities	26,100	1,429,228	1,401,380
Total Liabilities	228,511	1,617,022	1,791,585
Equity			
Equity Capital	496,531	39,977	536,508
Net Income	5,694	(120,772)	(115,078)
Total Equity	502,225	-80,795	421,430
TOTAL LIABILITIES & EQUITY	$ 730,736	$ 1,536,227	$ 2,213,015

Consolidated
Profit and Loss
January - December 2022

	2021	2022	ProForma 2023	ProForma 2024
Revenue	2,042,176	2,289,724	4,784,699 (1)	10,911,476
Cost of Goods Sold	1,070,640	1,774,624	3,653,143	8,242,072
Gross Profit	971,536	515,100	1,131,556	2,669,404
Selling, General & Administrative	1,050,712	1,134,908	829,860	1,262,527
Net Income	(79,176)	(619,808)	301,696	1,406,877
Other Income	616	-	-	-
Net Income	(78,560)	(619,808)	301,696	1,406,877
Interest Expense	61,653	61,653	168,000 (2)	129,500 (3)
Non-Recurring Operating Exp Adjustments:				
Discarded Equipment	0	14,158	-	-
Warehouse closing damaged packaging	0	34,532	-	-
Net Income (less accrued Interest)	(16,907)	(509,465)	469,696	1,536,377

(1) - Includes Oct-Dec of Cheese Acquisition
(2) - Interest on Mortgage and Shareholder Loans
(3) - Mortgage and one seller's note retired

ProForma 2023 includes 3-month ownership of acquired cheese business. ProForma 2024 includes a full year ownership.

Consolidated
Balance Sheet
As of December 31, 2022

ASSETS	Total
Current Assets	
Checking-Savings	(19,062)
Accounts Receivable	258,301
Inventory	439,748
Other Current Assets	136,226
Total Current Assets	815,213
Fixed Assets & Real Property	1,164,047
Other Assets	
Goodwill & Other Assets	653,134
Total Assets	2,632,394
LIABILITIES & EQUITY	
Current Assets	
Accounts Payable	$ 351,040
Other Current Liabilities	139,715
Total Current Liabilities	490,755
Long-Term Liabilities	
Payroll Protection Loan	26,100
Shareholder Loans	150,000
Mortgage Loan	1,700,000
Accrued Interest	109,500
Total Long-Term Liabilities	1,985,600
Total Liabilities	2,476,355
Equity	
Opening Balance Equity	122,317
Retained Earnings	-210,902
Paid in Capital	864,427
Net Income	-619,803
Total Equity	156,039
TOTAL LIABILITIES AND EQUITY	2,632,394

I, Daniel Dowe, certify that:

1. The financial statements of ARTISANAL CAVES LLC included in this Form are true and complete in all material respects; and
2. The tax return information of ARTISANAL CAVES LLC included in this Form reflects accurately the information reported on the tax return for ARTISANAL CAVES LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature *Daniel Dowe*

Name: Daniel Dowe

Title: President